                                                               February 17, 1998
Securities and Exchange Commission
Judiciary Plaza
450 5th Street, NW
Washington, DC  20549

Dear Sirs:

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                              Columbia Energy Group
                                File No. 70-8791

         In compliance with the terms and conditions of Rule 24 of the Public Utility Holding Company Act of 1935 and the Order of the Commission dated May 8, 1996, the declarant, Columbia Energy Group ("Columbia"), hereby certifies that from October 1, 1997 through the last day of the quarter ended December 31, 1997, Columbia issued the following shares of authorized common stock ($10 par value) to participants of its Long-Term Incentive Plan.

                    Number of Shares Issued   Price of Shares Issued or
Date of Issuance     or Options Awarded        Option Exercise Price               Type of award
----------------     ------------------        ---------------------               -------------

November 19, 1997          8,000                   $71.09375                       Non-Qualified
                                                                                   Option




                                  Very truly yours,

                                  COLUMBIA ENERGY GROUP


                                  By:    //s// J. W. Trost
                                         ------------------------------
                                           J. W. Trost, Vice President